SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

LAZYDAYS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52110H 100

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H 100	13D/A	Page 2 of 14

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,629,395 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,525,033 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 11,629,395 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 60.8% (1)(2)
14.	Type of reporting person (see instructions) IA

(1)

Includes (i) 4,968,944 shares of common stock, par value $0.0001 per share (the “Common Stock”) that could be obtained upon the conversion of 500,000 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 104,362 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”)) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,666 shares of Common Stock issuable upon the exercise of 2,666 options at an exercise price of $23.11 per share of Common Stock (the “2026 Options”); and (v) 31,000 shares of Common Stock issuable upon the exercise of 31,000 options at an exercise price of $7.91 per share of Common Stock (the “2025 Options”).

CUSIP No. 52110H 100	13D/A	Page 3 of 14

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 4 of 14

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,460,626 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,384,335 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 9,460,626 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 53.2% (1)(2)
14.	Type of reporting person (see instructions) OO

(1)

Includes (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 76,291 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 5,718,262 shares of Common Stock; (iv) 2,666 shares of Common Stock issuable upon the exercise of the 2026 Options; and (v) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

CUSIP No. 52110H 100	13D/A	Page 5 of 14

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 6 of 14

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,460,626 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,384,335 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 9,460,626 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 53.2% (1)(2)
14.	Type of reporting person (see instructions) PN

(1)

Includes (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 76,291 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 5,718,262 shares of Common Stock held directly; (iv) 2,666 shares of Common Stock issuable upon the exercise of the 2026 Options; and (v) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

CUSIP No. 52110H 100	13D/A	Page 7 of 14

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 8 of 14

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,629,395 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,525,033 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 11,629,395 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 60.8% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 104,362 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,666 shares of Common Stock issuable upon the exercise of the 2026 Options; and (v) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

CUSIP No. 52110H 100	13D/A	Page 9 of 14

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 10 of 14

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,629,395 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,525,033 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 11,629,395 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 60.8% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 104,362 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,666 shares of Common Stock issuable upon the exercise of the 2026 Options; and (v) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

CUSIP No. 52110H 100	13D/A	Page 11 of 14

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 12 of 14

Explanatory Note: This Amendment No. 18 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2018, relating to Common Stock of Lazydays Holdings, Inc. (the “Issuer”) (formerly known as Andina II Holdco Corp.), a Delaware corporation, and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on December 17, 2018, by Amendment No. 2 to the Initial 13D filed on December 18, 2019, by Amendment No. 3 to the Initial 13D filed on May 20, 2020, by Amendment No. 4 to the Initial 13D filed on June 19, 2020, by Amendment No. 5 to the Initial 13D filed on August 5, 2020, by Amendment No. 6 to the Initial 13D filed on October 9, 2020, by Amendment No. 7 to the Initial 13D filed on November 27, 2020, by Amendment No. 8 to the Initial 13D filed on December 10, 2021, by Amendment No. 9 to the Initial 13D filed on December 14, 2021, by Amendment No. 10 to the Initial 13D filed on November 9, 2022, by Amendment No. 11 to the Initial 13D filed on November 14, 2022, by Amendment No. 12 to the Initial 13D filed on December 7, 2022, by Amendment No. 13 to the Initial 13D filed on March 2, 2023, by Amendment No. 14 to the Initial 13D filed on March 7, 2023, by Amendment No. 15 to the Initial 13D filed on March 20, 2023, by Amendment No. 16 to the Initial 13D filed on May 23, 2023 and by Amendment No. 17 to the Initial 13D filed on November 30, 2023, amends and supplements the items set forth herein.

As used in this statement, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 29, 2023, LD Real Estate, LLC, Lazydays RV of Ohio, LLC, Airstream of Knoxville at Lazydays RV, LLC, Lone Star Acquisition LLC, Lazydays Land of Phoenix, LLC and Lazydays Land of Chicagoland, LLC (collectively, the “Borrower”), each a wholly owned subsidiary of the Issuer, entered into a Loan Agreement (the “Loan Agreement”), with Coliseum Holdings I, LLC, an affiliate of the Reporting Persons, as lender (the “Lender”).

The Loan Agreement evidences a $35.0 million mortgage loan with an interest rate of 12.0% per annum or, if the Borrower exercises its option during the first year of the mortgage loan to pay interest in kind rather than currently (which would add the amount thereof to the outstanding principal balance of the loan), 14.0% per annum. The Borrower paid the Lender an origination fee of 2.5% of the amount of the mortgage loan and agreed to pay the Lender an exit fee of 1% of any amount repaid in year one or 2% of any amount repaid thereafter. The Borrower also agreed that, if all or any portion of the loan is repaid in its first year, the Borrower will pay the Lender a yield maintenance premium with respect to such amount equal to the remaining amount of interest thereon that the Borrower would have paid if such amount of the mortgage loan had remained outstanding until the end of that first year. The loan matures on December 29, 2026.

CUSIP No. 52110H 100	13D/A	Page 13 of 14

The Loan Agreement contains representations, warranties, and covenants typical for such agreements. The covenants restrict the Borrower’s ability to, among other things, but subject to certain exceptions: (i) sell, mortgage, assign or transfer any interest in the Borrower or the mortgaged property, (ii) create, incur, assume or permit to exist any lien on any portion of the mortgaged property, (iii) create, incur or assume any indebtedness, (iv) enter into, amend, modify, supplement or terminate material agreements and (v) enter into, terminate or amend any lease.

Events of default under the Loan Agreement include, but are not limited to: (i) failure to pay principal, interest or fees, (ii) breach of representations or covenants, (iii) insolvency, (iv) cross default to certain other indebtedness, (v) judgments over a specified threshold and (vi) transfers of mortgaged property or a change in control. The Loan Agreement provides to the lender customary remedies after the occurrence of an event of default, including the right to accelerate the loan and foreclose on the collateral.

The obligations under the Loan Agreement and certain related obligations are guaranteed by the Issuer, Lazy Days R.V. Center, Inc. and LDRV Holdings Corp. (collectively, the “Guarantors”). The Loan Agreement is secured by first mortgages on certain properties of the Borrower.

This description of the Loan Agreement is qualified in its entirety by reference to the complete terms and conditions of the Loan Agreement, which is filed Exhibit 8 to this Amendment).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)–(b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 14,028,037 shares of Common Stock outstanding as of November 2, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2023.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

8	Loan Agreement, dated December 29, 2023, between LD Real Estate, LLC, Lazydays RV of Ohio, LLC, Airstream of Knoxville at Lazydays RV, LLC, Lone Star Acquisition LLC, Lazydays Land of Phoenix, LLC and Lazydays Land of Chicagoland, LLC, as Borrower and Coliseum Holdings I, LLC, as Lender (incorporated by reference to exhibit 10.1 to the Form 8-K filed by the Issuer on January 2, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 3, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact